EXHIBIT 10.37

STOCK PURCHASE AGREEMENT

BY AND

AMONG

MXENERGY INC.

(BUYER)

AND

PETRO, INC.

(SELLER)

Dated March 12, 2004

Table of Contents

		Page(s)
ARTICLE 1 DEFINITIONS		1

1.1	Definitions	1

ARTICLE 2 SALE AND TRANSFER OF THE COMMON STOCK; CLOSING		7

2.1	Purchase of Common Stock	7

2.2	Adjustment to Purchase Price	7

2.3	Special Purchase Price Adjustments.	8

2.4	Post Closing Payments	10

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER		10

3.1	Corporate Organization; Etc.	10

3.2	Authority; No Conflict.	12

3.3	Financial Statements	13

3.4	No Undisclosed Liabilities, Etc	13

3.5	Accounts Receivable	14

3.6	Absence of Certain Changes	14

3.7	Title to Properties; Encumbrances	15

3.8	Equipment	16

3.9	Intellectual Property.	16

3.10	Contracts; No Defaults.	17

3.11	Insurance	20

3.12	Labor Difficulties	20

3.13	Employee Benefits.	20

3.14	Legal Proceedings; Orders.	22

3.15	Legal Requirements; Governmental Authorizations.	24

3.16	Consents	25

3.17	Personnel	25

3.18	Taxes	26

3.19	Inventory	28

3.20	Limitation of Representations and Warranties	28

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		29

4.1	Buyer Organization; Etc	29

4.2	Authorization; Etc	29

4.3	No Violation	29

4.4	Proceedings.	29

ARTICLE 5 COVENANTS OF BUYER AND SELLER		30

5.1	Access	30

5.2	No Solicitation	30

5.3	Visits to Customers	30

5.4	Tax Election	30

5.5	Affiliate Debt	31

5.6	Covenant to Satisfy Conditions	31

ARTICLE 6 CONDITIONS TO OBLIGATIONS OF SELLER		31

6.1	Representations and Warranties True	31

6.2	Performance	31

6.3	No Proceeding	32

6.4	Certificates	32

6.5	Legal Opinion	32

6.6	Consents	32

6.7	Finders and Investment Bankers	32

6.8	Availability of Funding	32

6.9	Release of Liens	32

ARTICLE 7 CONDITIONS TO OBLIGATIONS OF BUYER		32

7.1	Representations and Warranties True	32

7.2	Performance	33

7.3	No Proceeding	33

7.4	Material Change	33

7.5	Consents Obtained	33

7.6	Certificates	33

7.7	Opinion of Seller’s Counsel	33

7.8	Corporate Documents	33

7.9	Preferred Stock	33

7.10	Release of Liens	33

ARTICLE 8 CONDUCT OF THE BUSINESS OF THE COMPANY PENDING CLOSING AND RISK OF LOSS		34

8.1	Regular Course of Business	34

8.2	Organization	34

8.3	Certain Changes	34

8.4	Contracts	35

8.5	Insurance of Property	35

8.6	No Default	35

8.7	Compliance With Laws	35

8.8	Tax Returns	35

ARTICLE 9 SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		36

9.1	Survival of Representations and Warranties	36

9.2	Indemnifications	36

9.3	Limitation on Damages	38

ARTICLE 10 TERMINATION AND ABANDONMENT		38

10.1	Methods of Termination	38

10.2	Procedure Upon Termination	38

ARTICLE 11 TAX MATTERS		39

11.1	Tax Sharing Agreements	39

11.2	Taxes of Other Persons	39

11.3	Breach of Representations under Section	39

11.4	Tax Returns for Periods Through the Closing Date	40

11.5	Audits.	41

ARTICLE 12 MISCELLANEOUS PROVISIONS		41

12.1	Amendment and Modification	41

12.2	Cumulative Remedies	41

12.3	Waiver of Compliance	41

12.4	Expenses, Etc	41

12.5	Notices	41

12.6	Assignment	42

12.7	Publicity	42

12.8	Governing Law	43

12.9	Counterparts	43

12.10	Headings	43

12.11	Post-Closing Termination of Insurance and Benefit Plans	43

12.12	Entire Agreement	43

12.13	Third Parties	43

Exhibits

3.3	Company Information

5.3	Purchase Price Allocation

6.5	Form of Legal Opinion of Paul, Hastings, Janofsky & Walker LLP

6.9	Obligations to be Released

7.7	Form of Legal Opinion of Phillips Nizer LLP

Schedules

Seller’s Disclosure Letter

3.1(a)	Corporate Organization; Etc.
3.1(b)	Company Subsidiary
3.2(b)(vi)	Material violations; Defaults
3.2(c)	Conflicts
3.3	Consolidated Financial Statements
3.4	Material Liabilities
3.6	Material Changes
3.7(a)	Title to Properties
3.7(b)	Encumbrances
3.8	Equipment
3.9(a)	Applicable Contracts Relating to Intellectual Property Assets
3.9(b)	Ownership of Intellectual Property Assets
3.9(c)	Marks
3.9(d)	Copyrights
3.10(a)	Material Contracts
3.10(b)	Defaults
3.11(a)	Insurance
3.11(b)	Self Insured Risks
3.11(c)	Correspondence with Insurance Carrier
3.12	Labor Difficulties
3.13	Plans
3.14(a)	Pending Proceedings
3.14(b)	Orders
3.15(a)	Legal Requirements
3.15(b)	Governmental Authorization
3.16	Consents
3.17	Personnel
3.18	Taxes

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of March 12, 2004, among MXENERGY, INC., a Delaware corporation (“Buyer”), and PETRO, INC., a Delaware corporation (“Seller”). This Agreement sets forth the terms and conditions upon which the Buyer will purchase from Seller all of the issued and outstanding common stock of Total Gas & Electric Inc. (the “Company”).

In consideration of the mutual agreements contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) The terms “Affiliate” and “Associate” have the meanings prescribed by Rule 12b-2 of the regulations promulgated pursuant to the Exchange Act.

(b) “Applicable Contract” – any Contract (a) under which the Company or any Company Subsidiary has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any Company Subsidiary or any of its assets is or may become bound, including each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(c) “Applicable Utility” – means any electric utility or local gas distribution company which serves any Closing Date Customers for the Company.

(d) “Audit” – any audit or assessment of Taxes, or other examination by any Governmental Authority or Proceeding relating to Taxes.

(e) “Base Budget Customers” – means the Customers served by the Company and the Company Subsidiary on December 31, 2003 on their budget plan.

(f) “Base Non-Budget Customers” means the Customers served by the Company and the Company Subsidiary on December 31, 2003 not on their budget plan.

(g) “Budget Customers” means Customers served by the Company and the Company Subsidiary on their budget plan.

(h) “Closing” or “Closing Date” shall mean March 31, 2004.

(i) “Closing Date Customers” – means the aggregate number of Customers reflected on reports received by the Company from Applicable Utilities in the calendar month following the Closing Date indicating the number of Customers accepted for servicing by the Applicable Utilities as of the dates of the reports. Closing Date Customers shall not include Customers added after December 31, 2003 projected to use, fewer than 75 MMBTUS annually assuming normal weather

(j) “Code” – the Internal Revenue Code of 1986, as amended, and any successor thereto.

(k) “Company” – as defined in the preamble.

(l) “Common Stock” – means the shares of Common Stock $.001 par value of the Company.

(m) “Company Subsidiary” means the entity set forth in Section 3.1(b) of the Seller’s Disclosure Letter.

(n) “Contemplated Transactions” – the transactions contemplated by this Agreement and each other agreement or instrument contemplated hereby or thereby.

(o) “Contract” – any agreement, contract, lease, obligation, license, sublicense, promise, or other undertaking (whether written or oral and whether express or implied).

(p) “Copyrights” – all registered and unregistered copyrights in both published works and unpublished works (including those in computer software and databases), and all registrations and applications to register the same, domestic and foreign, that are owned, licensed, used or held for use by the Company or any Company Subsidiary.

(q) “Credit Documents” – collectively, the Credit Agreement by and among Petroleum Heat and Power Co., Inc., the lenders party thereto and Wachovia Bank, National Association, as Administrative Agent, dated as of December 22, 2003, the Intercreditor and Trust Agreement by and among Petroleum Heat and Power Co., Inc., its Affiliates, the Secured Parties named therein and Wachovia Bank, National Association, as Trustee, the Pledge and Security Agreement by and among Petroleum Heat and Power Co., Inc., its Subsidiaries, and Wachovia Bank, National Association, as Trustee.

(r) “Customers” means as of any date of determination the aggregate of the natural gas customers reflected on nomination or pool reports received by the Company from Applicable Utilities typically in the calendar month following such date of determination indicating the number of customers accepted for services by the Applicable Utility as of the date of its report, but excluding (i) customers with billed invoices showing amounts due over 90 days and (ii) without duplication, cancelled or dropped accounts.

(s) “Damages” – any loss, liability, Tax obligation, cost of mitigation, claim, damage, expense, lost profits (including costs of investigation, defense and settlement and reasonable attorneys’ fees) reduced by the amount of any insurance, indemnity or other recoveries or any tax benefit received in respect thereof. Damages shall not include any special or consequential damages or loss of profits.

(t) “Documents” – this Agreement and the other Contracts entered into by the Seller in connection with the Contemplated Transactions.

(u) “Encumbrance” – any charge, claim, defect, community property interest, condition, equitable interest, mortgage, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, whether arising by law, by agreement or otherwise, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership. Encumbrances shall not include any Permitted Encumbrances as defined in this Agreement.

(v) “ERISA” – the Employee Retirement Income Security Act of 1974 (the “Act”) or any successor law, and regulations and rules issued pursuant to the Act or any successor law.

(w) “ERISA Affiliate” – any other Person that, together with the Company or any Company Subsidiary, would be treated as a single employer under § 414 of the Code.

(x) “Final Purchase Price” has the meaning set forth in Section 2.4.

(y) “GAAP” – general accepted accounting principles as consistently applied by the Company in its financial statements.

(z) “Governmental Authorization” – any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement, including those of Applicable Utilities.

(aa) “Governmental Authority” – any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; or (e) federal, state, local, municipal or other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

(bb) “Incremental Customer Calculation Date” means September 30, 2004.

(cc) “Incremental Customers” – means all Closing Date Customers who are not Base Budget Customers or Base Non-Budget Customers.

(dd) “Intellectual Property Assets” – all Marks and Copyrights.

(ee) “Knowledge” – an individual will be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter. A Person (other than an individual) will be deemed to have “knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

(ff) “Legal Requirement” – any federal, state, local, municipal, foreign, international, multinational or other administrative order, utility tariff, constitution, law, ordinance, principle of common law, regulation, policy, statute or treaty.

(gg) “Marks” – the name “Total Gas & Electric” and all fictional business names, trade names, registered and unregistered trademarks, service marks, slogans, trade dress, logos, and all applications to register the same, domestic and foreign, that are owned, licensed, used or held for use by the Company and the Company Subsidiary.

(hh) “Material Adverse Effect” – any occurrence, circumstance or condition which individually or together with any one or more other occurrences, circumstances or conditions has had or is reasonably likely to result in a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of the Company and the Company Subsidiary taken as a whole.

(ii) “Material Contracts” – the Contracts identified or required to be identified in Section 3.10(a) of the Seller’s Disclosure Letter.

(jj) “Net Working Capital” – the sum of (without duplication) cash plus cash equivalents, accounts receivable, (less allowance for doubtful accounts), inventories, prepaid expenses and other current assets less the sum of ( without duplication) accounts payable, accrued expenses, other current liabilities, and customer credit balances. Net Working Capital will not include any amounts due to or due from an affiliate of Total Gas and Electric. Inventories will be valued at the lower of cost or net realizable value based on Platts Gas Daily for April 1, 2004 for applicable locations, except that inventory already delivered to the Customer but not yet billed shall be valued at cost. The allowance for doubtful accounts shall reflect recent changes in regulations affecting utilities or changes initiated by utilities as they may affect the collectability of accounts receivable.

(kk) “Non-Budget Customers” means all customers served by the Company and the Company Subsidiary not on their budget plan.

(ll) “Order” – any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator. The term “Order” does not include any of the foregoing which (i) cover businesses in general or the business of energy providers in general and which are not directed to the Company in particular or (ii) are administrative or routine in nature and which are not adverse to the Company.

(mm) “2003 Balance Sheet” has the meaning set forth in Section 3.3 of this Agreement.

(nn) “Ordinary Course of Business” – an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and

(ii) such action is not required to be authorized by (i) the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and/or (ii) any class of equityholders of such person (or by any Person or group of Persons having similar rights or exercising similar authority).

(oo) “Organizational Documents” – each of the following as currently in effect, as applicable: (a) the charter, memorandum, articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership or formation of a limited partnership; (d) the certificate of formation or articles of organization and operating agreement of a limited liability company; (e) any similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

(pp) “Permitted Encumbrances” – matters set forth in Section 3.7 of Seller’s Disclosure Letter.

(qq) “Person” – any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.

(rr) “Plan” – each deferred compensation, bonus, incentive compensation, stock purchase, stock option and other equity compensation plan, program, Contract or arrangement; each severance or termination pay, medical, surgical, hospitalization, life or group insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each multi-employer plan (within the meaning of Section 3(37) of ERISA); each employment, termination or severance Contract; and each other employee benefit plan, fund, program, Contract or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by either of the Seller or by any ERISA Affiliate, or to which either of the Seller or an ERISA Affiliate is party or could have any obligations, whether primary or secondary, for the benefit of any employee, former employee, retiree, consultant, officer or director of either of the Seller or an ERISA Affiliate; and in each case whether such Plan is written or unwritten, formal or informal.

(ss) “Proceeding” – any action, arbitration, audit, hearing, investigation, litigation, or suit or utility proceeding (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator, and any appeal of any such Proceeding.

(tt) “Purchase Price” has the meaning set forth in Section 2.1.

(uu) “Retention Calculation Date” means June 30, 2004.

(vv) “Retention Date Base Budget Customer” means a person who was a Base Budget Customer on the Closing Date and continues to be a Customer on September 30, 2004.

(ww) “Retention Date Non-Budget Customer means a person who was a Base Non-Budget Customer on the Closing Date and continues to be a Customer on the Retention Calculation Date.

(xx) “Seller’s Disclosure Letter” – the disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

(yy) “Tax” – any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(zz) “Tax Return” – any report, statement, schedule, notice, form, or other document or information filed with, delivered or submitted to, or required to be filed with, delivered or submitted to, any Governmental Authority or Person in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

(aaa) “Threatened” – a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” against a Person if any demand or statement has been made in writing or any notice has been given in writing.

(bbb) “Title IV Plan” – each Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(ccc) “Transaction Expenses” – means all legal, accounting, brokerage, out-of-pocket and other expenses, of a similar or dissimilar nature, relating to the Contemplated Transactions.

(ddd) “Undisclosed Liabilities” means any liabilities of the Company and the Company Subsidiary arising from an act or omission which occurred prior to the Closing whether or not required to be disclosed on a balance sheet in accordance with GAAP, except those liabilities arising in the Ordinary Course of Business after December 31, 2003.

(eee) “Transfer Taxes” – all sales (including, without limitation, bulk sales), gross receipts, use, transfer, stamp, recording, ad valorem and other similar Taxes and fees.

ARTICLE 2

SALE AND TRANSFER OF THE COMMON STOCK; CLOSING

2.1 Purchase of Common Stock. Subject to the terms and conditions of this Agreement, at the Closing, the Buyer will purchase all of the outstanding shares of Common Stock from the Seller for $7,000,000 plus an amount equal to the Estimated Net Working Capital (“Purchase Price”), subject to the post-closing adjustment described in Section 2.2 and the Special Adjustments as described in Section 2.3. As soon as practicable but in any event, no fewer than 10 days prior to the Closing, the Seller shall deliver to Buyer a certificate, dated as of the date of delivery, setting forth Seller’s reasonable good faith estimate of the Company’s working capital as of the Closing Date based solely upon such working capital as shown on the Company’s February 29, 2004 balance sheet plus changes thereto based on estimated March 2004 operations (“Estimated Net Working Capital”).

2.2 Adjustment to Purchase Price. The Purchase Price for the Common Stock shall be adjusted as follows:

(a) The Purchase Price for the Common Stock has been agreed upon the assumptions (i) that Net Working Capital of the Company and the Company Subsidiary on a consolidated basis as of the Closing Date will be equal to the Estimated Net Working Capital; (ii) that the Company and the Company Subsidiary will have no long term liabilities and no debt to or from Affiliates on the Closing Date.

(b) Buyer shall engage KPMG LLP (the “Accountants”) to prepare a calculation of Net Working Capital as of the Closing Date (the “Closing Working Capital Calculation”), which calculation shall be prepared in accordance with auditing procedures under GAAP as applied by the Seller’s auditors in the preparation of the Company’s financial statements. The cost of the accountants shall be shared equally by Buyer and Seller. Seller and Buyer and their respective representatives shall be permitted to communicate with the Accountants’ personnel and observe all aspects of their work with respect to the conduct of their engagement. The Purchase Price shall be adjusted (“Post Closing Adjustment”) by increasing the Purchase Price by $1 for each $1 that Net Working Capital as reflected in the Closing Working Capital Calculation is greater than the Estimated Net Working Capital or decreasing the Purchase Price by $1 for each $1 the Net Working Capital as reflected in the Closing Working Capital Calculation is less than the Estimated Net Working Capital. The Post Closing Adjustment shall be paid promptly after it is determined.

The engagement letter with the Accountants shall provide that such firm shall deliver to Buyer and Seller (i) the Closing Working Capital Calculation, which shall state that it has been prepared as provided in this subsection (b) and (ii) a closing certificate (“Closing Certificate”) showing the calculation of the adjustments to the Purchase Price (“Post Closing Adjustments”) made in accordance with Section 2.2(b) above. A copy of the Closing Working Capital Calculation and the Closing Certificate (collectively, “Closing Documents”) shall be delivered to both Buyer and Seller not later than June 30, 2004. Unless either Buyer or Seller within 10 days after receipt of the copy of the Closing Documents notifies the other party of any disagreement with the Post Closing Adjustments, the Closing Documents shall be final and shall be accepted by and be binding upon both Buyer and Seller. If either party so notifies the other party of any such disagreement within such 10 day period and such disagreement cannot be amicably resolved within an additional period of 30 days, the disagreement as to the Post Closing Adjustments shall be submitted for final determination to a big four accounting firm (other than the Accountants) selected jointly by the Buyer and Seller (“Appeal Accountants”); or, if the parties are unable to agree to the Appeal Accountants, each shall select an accounting firm and the two accounting firms so selected shall designate the Appeal Accountants. Both parties shall be bound by the determination of the Appeal Accountants and the cost of such expenses associated with the Appeal Accountants shall be shared equally between Buyer and Seller. The Appeal Accountants shall render their final determination with respect to the resolution of such disputes which shall be binding on the parties and deliver copies thereof to Buyer and Seller.

2.3 Special Purchase Price Adjustments.

(a) The Purchase Price shall be adjusted promptly following receipt by the Company of all nomination and pool reports from all Applicable Utilities in the calendar month following the Incremental Customer Calculation Date indicating the aggregate number of Incremental Customers accepted for servicing as of the dates of such reports. The Buyer will pay to Seller the product of $150 times the number of the Incremental Customers as so reflected. The Seller and Buyer shall deliver to the other copies of such nomination and pooling reports within one business day after being received. After such reports have been received from all Applicable Utilities, any payment due shall be made within 10 days. If either party notifies the other of a disagreement within 10 days following such payment, and such disagreement cannot be amicably resolved within an additional period of 15 days, the dispute shall be submitted to the American Arbitration Association in Stamford, Ct. and both parties will be bound by its determination. If Buyer fails to make payment when due or having made a payment fails to disagree with the amount claimed to be due within such 10 day period, then in the absence of fraud or bad faith, the amount claimed shall be deemed the amount due.

(b) (i) If on the Retention Calculation Date the number of Retention Date Non-Budget Customers is less than eighty-eight (88%) percent of the number of Base Non-Budget Customers, the Seller shall pay to the Buyer the product of $150 multiplied by the difference between eighty-eight (88%) percent of the number of Base Non-Budget Customers less the number of Retention Date Base Non-Budget Customers; provided, however, that such payment shall not exceed $800,000. For example, if the number of Retention Calculation Date Base Non-Budget Customers were 38,000 and the number of Base Non-Budget Customers were 50,000, then the Seller would pay to the Buyer the sum of $800,000 computed as follows:

50,000 x .88	=	44,000
44,000 – 38,000	=	6,000
6,000 x $150	=	$900,000
$800,000 maximum applies

(ii) If on September 30, 2004 the number of Base Budget Customers is less than eighty-five (85%) percent of the number of Base Budget Customers, the Seller shall pay to the Buyer the product of $150 multiplied by the difference between eighty-five (85%) percent of the number of Base Budget Customers on September 30, 2004 less the number of Base Budget Customers.

(iii) The Buyer shall notify Seller in writing of the number of Retention Date Non-Budget Customers, which notice shall be accompanied by copies of reports from Applicable Utilities and Buyer’s determination of the number of Retention Date Customers in sufficient detail so that Buyer’s calculation ties into such reports from Applicable Utilities and a calculation of the amount, if any due from Seller to Buyer. If Seller notifies the Buyer of a disagreement within 10 days after receipt of such written notice and such disagreement cannot be amicably resolved within an additional period of 30 days, the dispute shall be submitted to the American Arbitration Association in Stamford, Connecticut and both parties shall be bound by their determination. Seller shall make payment of any amount shown to be due within 10 days after receipt of such written notice from Buyer. If Seller notifies Buyer of a disagreement within 10 days following such payment, and such disagreement cannot be amicably resolved within an additional period of 15 days, the dispute shall be submitted to the American Arbitration Association in Stamford, Ct. and both parties will be bound by its determination. If Seller fails to make payment when due or having made a payment fails to disagree with the amount claimed to be due within such 10 day period, then in the absence of fraud or bad faith, the amount claimed shall be deemed the amount due.

(c) If on December 31, 2004, the allowance for doubtful accounts on the amount of the billed accounts receivable owed by Non-Budget Customers who were Closing Date Customers (including cancelled and dropped Customers) arising from amounts billed from the Closing Date to September 30, 2004 is greater than 1.65% of the billed sales for the period to Non-Budget Customers (“Non-Budget Excess”), the Seller will pay to the Buyer an amount equal to the product of the Non-Budget Excess times 3; but, not more than $400,000. If on December 31, 2004, the allowance for doubtful accounts on the amount of the billed accounts receivable owed by Budget Customers who were Closing Date Customers (including cancelled and dropped customers) arising from amounts billed from the Closing Date to September 30, 2004 is greater than 1.65% of the total amounts billed for the period to Budget Customers (“Budget Excess”), the Seller will pay to the Buyer the amount of the Budget Excess times 2. The Buyer shall provide the Seller with written notice of its calculation of the Non-Budget Excess and Budget Excess, if any, showing for each Retention Date Customer sales during the Retention Period by month and amounts outstanding as of the Retention Calculation Date. If Seller notifies the Buyer of a disagreement within 10 days after receipt of such written notice and such disagreement cannot be amicably resolved within an additional period of 30 days, the dispute shall be submitted to the American Arbitration Association in Stamford, Connecticut and both parties shall be bound by their determination. Seller shall make payment of any amount shown to be due within 10 days after receipt of such written notice from Buyer or if Buyer receives written notice of Seller’s objections within such period of 10 days, then within 10 days after the amount due, if any, is finally determined. If Seller notifies Buyer of a disagreement within 10 days following such payment, and such disagreement cannot be amicably resolved within an additional period of 15 days, the dispute shall be submitted to the American Arbitration Association in Stamford, Ct. and both parties will be bound by its determination. If Seller fails to make payment when due or having made a payment fails to disagree with the amount claimed to be due within such 10 day period, then in the absence of fraud or bad faith, the amount claimed shall be deemed the amount due.

(d) From the Closing Date through the Retention Calculation Date, the Buyer will cause the Company to use its best efforts to retain its Customers consistent with past practices. In addition, the Buyer will cause the Company’s selling prices with respect to base Non-Budget Customers and Incremental Non-Budget Customers to be no higher than 15% over fully-loaded cost (including commodity, transportation and storage costs, bad debt, billing and utility charges), or, if higher, the prices offered by the Applicable Utility. The Buyer will cause the Company’s billed budget amount after March 31, 2004 and on or before August 31, 2004 with respect to Base Budget Customers and Incremental Budget Customers to be no higher than 30% above the billed budged amount in effect on March 31, 2004 and will cause the Company’s billed budget amount after August 31, 2004 with respect to Base Budget Customers and Incremental Budget Customers to be no higher than an amount equal to 45% above the billed budged amount in effect on or before March 31, 2004.

2.4 Closing Payment. The Closing shall take place at 10:00 a.m. on March 31, 2004 at the offices of the Seller at 2187 Atlantic Street, Stamford, CT 06902. At the Closing the Seller shall deliver to Buyer the Common Stock and the Buyer shall pay the Purchase Price less $1,000,000 (“Deferred Payment”) by wire transfer to Seller and the parties shall deliver to each other all other documents required to be delivered pursuant to this Agreement. The Deferred Payment shall be paid on the date the Special Purchase Price Adjustment is required to be paid under Section 2.3(c). Buyer shall have the right to offset from the amount of the Deferred Payment any amount owed to Buyer pursuant to the Special Purchase Price Adjustment.

2.5 Post Closing Payments. If the Special Purchase Price Adjustments as finally determined increase the Purchase Price, within 10 days following such determination the Buyer shall pay the amount of such increase to Seller. If the Special Purchase Price Adjustments decreases the Purchase Price within 10 days following such determination, Seller shall pay the amount of such decrease to the Buyer. The Purchase Price as adjusted by the Post Closing Adjustment and the Special Purchase Price Adjustments is referred to herein as the Final Purchase Price.

2.6 Characterization of Payments. All payments required to be made pursuant to Section 2.2 and 2.3 shall be deemed to be adjustments to the purchase price.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents, covenants and warrants to Buyer, as follows:

3.1 Corporate Organization; Etc.

(a) Company. Section 3.1(a) of Seller’s Disclosure Letter sets forth the name, jurisdiction of organization, the jurisdictions in which the Company is qualified to do business and the capitalization of the Company, including the number of each class of its authorized capital stock, the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder. Except as and to the extent set forth in Section 3.1(a) of Seller’s Disclosure Letter, all the outstanding equity securities of the Company are owned directly or indirectly by the Seller free and clear of any Encumbrance, other than transfer restrictions under securities laws, and are validly issued, fully paid and nonassessable, and there are no outstanding options, rights or agreements, understandings or arrangements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of the Company to any person. There are no voting trusts or other agreements with respect to the voting of the equity securities of the Company. The Company (i) is an entity duly organized, validly existing and in good standing under the laws of its state of organization; and (ii) has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns. The Company is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction listed opposite the name of the Company in Section 3.1(a) of Seller’s Disclosure Letter which are the only jurisdictions in which the properties owned or leased or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. The copies of the certificate of incorporation and by-laws or other organizational certificate and all amendments thereto of the Company heretofore delivered to Buyer are complete and correct copies of such instruments as presently in effect. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock transfer record books of the Company are correct and complete and each has been provided to Buyer. The Company is not in default under or in violation of any provision of its charter or bylaws. At the Closing, the Company shall have no equity securities outstanding other than Common Stock.

(b) Company Subsidiary. Section 3.1(b) of Seller’s Disclosure Letter sets forth the name, jurisdiction of organization, the jurisdictions in which each Company Subsidiary is qualified to do business and the capitalization of each Company Subsidiary, including the number of each class of its authorized capital stock, the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder. Except as disclosed in Section 3.1(b) of Seller’s Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation, limited liability company, partnership or any other entity or have any direct or indirect equity or ownership interest in any business. Except as and to the extent set forth in Section 3.1(b) of Seller’s Disclosure Letter, all the outstanding equity securities of each Company Subsidiary are owned directly or indirectly by the Company free and clear of any Encumbrance and are validly issued, fully paid and nonassessable, and there are no outstanding options, rights or agreements, understandings or arrangements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of any such Company Subsidiary to any person except the Company. There are no voting trusts or other agreements with respect to the voting of the equity securities of any Company Subsidiary. Each Company Subsidiary (i) is an entity duly organized, validly existing and in good standing under the laws of its state of organization; and (ii) has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns. Each Company Subsidiary is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction listed opposite the name of such Company Subsidiary in Section 3.1(b) of Seller’s Disclosure Letter which are the only jurisdictions in which the properties owned or leased or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. The copies of the certificate of incorporation and by-laws or other organizational certificate and all amendments thereto of each Company Subsidiary heretofore delivered to Buyer are complete and correct copies of such instruments as presently in effect. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock transfer record books of each Company Subsidiary are correct and complete and each has been provided to Buyer. No Company Subsidiary is in default under or in violation of any provision of its charter or bylaws.

(c) The Common Stock to be delivered to the Buyer by the Company at the Closing will be duly and validly issued, fully paid and non-assessable and such delivery of the Common Stock will vest good title in Buyer free of any Encumbrance.

(d) The Common Stock constitutes all the equity securities issued by the Company and the Company Subsidiary and outstanding on the Closing Date. No preferred stock or any other equity interest, including any form of preferred stock, common stock with or without voting rights, warrants, options, rights offerings, or any other form of equity interest or right to equity interest in the Company or the Company Subsidiary, whether or not formerly issued or granted by the Company and whether or not vested, will be outstanding on the Closing Date, except that the Company will own all of the issued and outstanding common stock of the Company Subsidiary.

3.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of the Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by each of the Seller of the Documents to which it is a party, such Documents will constitute the legal, valid, and binding obligations of the Seller, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by the availability of equitable remedies. The Seller has the corporate right, power, authority, and capacity to execute and deliver this Agreement and the Documents to which it is a party and to perform its obligations under this Agreement and such Documents.

(b) Neither the execution and delivery of this Agreement or any of the Documents, nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a material violation of (A) any provision of the Organizational Documents of the Seller, or (B) any resolution adopted by the board of directors or the stockholders of the Seller;

(ii) contravene, conflict with, or result in a material violation of, or give any Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any Company Subsidiary, or any of the assets owned or used by them may be subject;

(iii) contravene, conflict with, or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or any Company Subsidiary or that otherwise relates to the business of, or any of the assets owned or used by the Company or any Company Subsidiary;

(iv) except for the Taxes arising because of any of the elections made pursuant to Section 5.3, cause the Buyer, the Company or any Company Subsidiary to become subject to, or to become liable for the payment of, any Tax;

(v) cause any of the assets owned by the Company or any Company Subsidiary to be reassessed or revalued by any Governmental Authority;

(vi) except as set forth in Section 3.2(b)(vi) of the Seller’s Disclosure Letter, contravene, conflict with, or result in a material violation or material breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; or

(vii) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company or any Company Subsidiary; except for Encumbrances created by the Transaction Documents.

(c) Except as set forth in Section 3.2(c) of the Seller’s Disclosure Letter, the Seller will not be required to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or any of the Documents or the consummation or performance of any of the Contemplated Transactions.

3.3 Financial Statements. The Company has heretofore delivered to Buyer and attached hereto as Section 3.3 of the Seller’s Disclosure Letter consolidated balance sheets of Star Gas Partners, L.P. and its subsidiaries as at September 30, 2003 and the quarter ended December 31, 2003; and the related consolidated statements of operations and accumulated deficit and cash flows for each such period, together with the report of KPMG LLP, independent certified public accountants with respect to the year ended September 30, 2003. The segment information set forth in footnote 4 thereof with respect to the Total Gas & Electric segment and the information set forth on Exhibit 3.3 with respect to the Company and the Company Subsidiaries (“Company Information”), is true, complete and accurate and such segment information as to the Total Gas & Electric segment and such Company Information as to the Company and the Company Subsidiary fairly presents the consolidated assets, liabilities and financial condition of the propane segment and the Company and the Company Subsidiary as at the respective dates thereof, and such segment information and Company Information is true, complete and accurate and fairly present the results of operations of the Total Gas & Electric segment and the Company and the Company Subsidiary for the periods therein referred to, all in accordance with GAAP throughout the periods involved. The balance sheet of the Company and the Company Subsidiary as of December 31, 2003, as set forth on Exhibit 3.3 is referred to herein as the “2003 Balance Sheet.”

3.4 No Undisclosed Liabilities, Etc. Except as set forth in Section 3.4 of the Seller’s Disclosure Letter, as of December 31, 2003, the Company and the Company Subsidiary had no material liability or obligation of any nature (absolute, accrued, contingent or otherwise)

which is not fully reflected or reserved against in the 2003 Balance Sheet or disclosed in Seller’s Disclosure Letter. The reserves reflected in the 2003 Balance Sheet are adequate, appropriate and reasonable. Since December 31, 2003 the Company and the Company Subsidiary have incurred no material liabilities except trade payables and accrued expenses in the Ordinary Course of Business or other material liabilities expressly permitted to be incurred pursuant to this Agreement.

3.5 Accounts Receivable. All accounts receivable of the Company and the Company Subsidiary, whether reflected in the 2003 Balance Sheet or otherwise, arose in the Ordinary Course of Business for goods or services delivered or rendered, and are not subject to defenses, counterclaims or set off.

3.6 Absence of Certain Changes. Except as and to the extent set forth in Section 3.6 of the Seller’s Disclosure Letter, since December 31, 2003 neither the Company nor any Company Subsidiary has:

(a) Suffered any material adverse change in its working capital, financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or prospects;

(b) Incurred any liabilities or commitments or obligations relating to capital expenditures (absolute, accrued, contingent or otherwise) except non-material items incurred in the Ordinary Course of Business, none of which in the singular or aggregate exceeds $25,000 (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

(c) Entered into, extended, materially modified, terminated or renewed any Material Contract except in the Ordinary Course of Business;

(d) Paid, discharged or satisfied any claim, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the Ordinary Course of Business and consistent with past practice of liabilities and obligations reflected or reserved against in the 2003 Balance Sheet or incurred in the Ordinary Course of Business since the date of the 2003 Balance Sheet;

(e) Failed to pay or satisfy its accounts payables, debts, obligations and other liabilities when due;

(f) Permitted or allowed any of its properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except for liens for current taxes not yet due and liens that occur by operation of law (i.e., mechanics’ liens and to the Knowledge of Seller, no such liens exist, except as disclosed in Seller’s Disclosure Letter);

(g) Permitted to be done any act by which any of its insurance policies may be suspended, impaired or canceled;

(h) Written down or up the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs in the Ordinary Course of Business;

(i) Canceled any debts or waived any claims or rights of substantial value in excess of $100,000 in the aggregate;

(j) Entered into any contract, commitment, or understanding for the sale of, or sold, transferred, or otherwise disposed of, any of its properties or assets (real, personal or mixed, tangible or intangible), except inventory and obsolete equipment in the Ordinary Course of Business;

(k) Disposed of or permitted to lapse any rights to the use of any Intellectual Property Assets, or disposed of or disclosed (except as necessary in the conduct of its business) to any person other than representatives of Buyer any trade secret, formula, process or know-how not theretofore a matter of public knowledge;

(l) Granted or otherwise committed to make any increase in the compensation of officers, directors or employees (including any such increase pursuant to any bonus, pension, profit sharing, stock option or other plan or commitment) or make any bonus, severance, or termination or similar payments to, or establish, adopt or amend any employee retirement or benefit plan or program or entered into any collective bargaining agreement, service or termination agreement, which increase, payment plans, programs or agreements were to be effective after the Closing Date;

(m) Declared any dividends or made any other form of capital distribution affecting its equity, or paid or incurred directors’ fees.

(n) Made any change in any method of accounting or accounting practice;

(o) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or directors or any affiliate or associate of any of its officers or directors except for compensation to directors and officers at rates not exceeding the rates of compensation paid during the 12 month period ended December 31, 2003;

(p) Failed to comply in all material respects with all Legal Requirements applicable to the conduct of its business; or

(q) Agreed, whether in writing or otherwise, to take any action prohibited by this Section; except as permitted by the Transaction Documents or contemplated thereby.

3.7 Title to Properties; Encumbrances. Except as shown in Section 3.7(a) of the Seller’s Disclosure Letter, the Company and the Company Subsidiary have good and valid title to, or in the case of assets held pursuant to a lease or a license, valid and subsisting leasehold interests or licenses in, all properties and assets (real, personal and mixed, tangible and intangible), which are used in the business of the Company and the Company Subsidiary or which it purports to own including, without limitation, all the properties and assets reflected in the 2003 Balance Sheet (except for inventory and obsolete equipment sold since the date of the 2003 Balance Sheet in the Ordinary Course of Business and consistent with past practice), and all the properties and assets purchased by the Company and the Company Subsidiary since the date of the 2003 Balance Sheet. Except as set forth in Section 3.7(b) of the Seller’s Disclosure Letter, all such properties and assets are free and clear of all Encumbrances except tax liens, and mechanics liens with respect to all such properties and assets and liens shown on the 2003 Balance Sheet as securing specified liabilities or obligations which would not individually or in the aggregate either (i) materially interfere with the use of any such property in the Ordinary Course of Business, or (ii) materially reduce the fair market value of any such property. The rights, properties and other assets presently owned, leased or licensed by the Company and the Company Subsidiary and described elsewhere in this Agreement, include all rights, properties and other assets necessary to permit the Company and the Company Subsidiary to conduct their business in all material respects in the same manner as they have conducted their business immediately prior to the Closing Date. All of the properties and assets of the Company and the Company Subsidiary are in conformity with all Legal Requirements, except where such nonconformity would not individually or in the aggregate have a Material Adverse Effect. For the purposes of this section, the term Material Adverse Effect means any event or series of events or circumstances which, individually or in the aggregate exceed $100,000.

3.8 Equipment. Except as set forth in Section 3.8 of the Seller’s Disclosure Letter, to the Knowledge of Seller, the equipment of the Company and the Company Subsidiary is structurally sound with no known defects and is in good operating condition and repair and is adequate for the uses to which it is being put; and none of such equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material in nature or cost. Except as set forth in Section 3.8 of the Seller’s Disclosure Letter, neither the Company nor the Company Subsidiary has received notification that it is in material violation of any Legal Requirements, including without limitation, applicable building, zoning, anti-pollution, health or other law, ordinance or regulation in respect of its plants or structures or their operations and to the Knowledge of Seller, no such violation exists.

3.9 Intellectual Property.

(a) Section 3.9(a) of the Seller’s Disclosure Letter contains a complete and accurate list and summary description (including any royalties paid or received by the Seller) of all Applicable Contracts relating to the Intellectual Property Assets to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs under which the Company or any Company Subsidiary is the licensee. There are no outstanding and, to the Knowledge of Seller, no Threatened disputes or disagreements with respect to any such agreement. Neither the Company nor any Company Subsidiary is, nor will it be as a result of the execution and delivery of this Agreement, in breach of any Contract relating to the Intellectual Property Assets.

(b) Except as set forth in Section 3.9(b) of the Seller’s Disclosure Letter, the Intellectual Property Assets and are all those necessary for the operation of the business of the Company and the Company Subsidiary as they are currently conducted or as currently proposed to be conducted. The Company and the Company Subsidiary is the owner of, or have a valid right to use, all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances and have the right to use without payment to a third party all of the Intellectual Property Assets.

(c) Section 3.9(c) of the Seller’s Disclosure Letter contains a complete and accurate list and summary of all Marks. All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date. No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to the Knowledge of Seller, no such action is Threatened with respect to any of the Marks. To the Knowledge of Seller, there is no potentially interfering trademark or trademark application of any third party. Except as described in Section 3.9(c) of the Seller’s Disclosure Letter, no Mark is infringed or, to the Knowledge of Seller, has been challenged or Threatened in any way. None of the Marks used by Seller infringes or is alleged to infringe any trade name, trademark, or service mark of any third party. All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(d) Section 3.9(d) of the Seller’s Disclosure Letter contains a complete and accurate list and summary description of all Copyrights. All the Copyrights have been registered and are currently in compliance with Legal Requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the date of Closing. No Copyright is infringed or, to the Knowledge of Seller, has been challenged or Threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. All works encompassed by the Copyrights have been marked with the proper copyright notice.

3.10 Contracts; No Defaults.

(a) Except for oral supply commitments made in the Ordinary Course of Business, Section 3.10(a) of the Seller’s Disclosure Letter contains a complete and accurate list, and the Seller has delivered to Buyer true and complete copies, of the following Applicable Contracts (each a “Material Contract”):

(i) each Applicable Contract that involves performance of services or delivery of goods or materials by the Company or any Company Subsidiary of an amount or value in excess of $35,000;

(ii) each Applicable Contract that involves performance of services or delivery of goods or materials to the Company or any Company Subsidiary of an amount or value in excess of $50,000;

(iii) each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more of the Company and the Company Subsidiary in excess of $50,000;

(iv) each lease, rental or occupancy agreement, license, installment and conditional sales agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $5,000);

(v) each licensing agreement or other Applicable Contract with respect to Intellectual Property Assets, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

(vi) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vii) each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by Seller with any other Person;

(viii) each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Company or any Company Subsidiary or limit the freedom of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person;

(ix) each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(x) each power of attorney that is currently effective and outstanding;

(xi) each Applicable Contract entered into that contains or provides for an express undertaking by the Company or any Company Subsidiary to be responsible for consequential damages;

(xii) each Applicable Contract for capital expenditures in excess of $50,000;

(xiii) each employment Contract; and

(xiv) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by or extended by Seller or third parties on behalf of Company or any Company Subsidiary in the absence of which the business of the Company and the Company Subsidiary would suffer a Material Adverse Effect other than in the Ordinary Course of Business.

Section 3.10(a) of the Seller’s Disclosure Letter sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of the Company or the Company Subsidiary under the Contracts, and the office where details relating to the Contracts are located.

(b) Except as set forth in Section 3.10(b) of the Seller’s Disclosure Letter:

(i) The Company and the Company Subsidiary are, and, to the Knowledge of Seller, at all times since its formation have been, in compliance in all material respects with all applicable terms and requirements of each Material Contract;

(ii) to the Knowledge of Seller, each other Person that has or had any obligation or liability under any Material Contract under which the Company or any Company Subsidiary has or had any rights is, and, to the Knowledge of Seller, at all times since its formation has been, in material compliance with all applicable terms and requirements of such Material Contract;

(iii) no event has occurred or circumstance exists on the part of either of the Seller, or, to the Knowledge of Seller, on the part of any other party to a Material Contract, that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; and

(iv) the Seller have not given to, or received from any other Person, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract.

(c) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current or completed Material Contracts with any Person and no such Person has made written demand for such renegotiation.

(d) The Material Contracts have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

(e) For each of the Base Customers the Company has, and for each of the Closing Date Customers the Company will have as of the Closing Date, an energy supply agreement with and executed by such Customer, or, in lieu of such written agreement an audio recording of a verification of such agreement by a third party agent of the Company and evidence of a confirmation mailed to each customer.

3.11 Insurance. Section 3.11(a) of the Seller’s Disclosure Letter contains an accurate and complete description of all policies and binders of fire, liability, workers’ compensation, products liability and all other forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums, and a general description of the type of coverage) maintained by the Company and the Company Subsidiary, and other forms of insurance owned or held by the Company and the Company Subsidiary. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with all requirements of law and of all agreements to which the Company or any Company Subsidiary is a party are valid, outstanding and enforceable, and will remain in full force and effect following the Closing. Section 3.11(b) of the Seller’s Disclosure Letter identifies all risks which the Company and the Company Subsidiary have designated as being self-insured. To the Knowledge of Seller, neither the Company nor the Company Subsidiary has been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three years.

Section 3.11(c) of the Seller’s Disclosure Letter sets forth all written recommendations or comments received from any insurance carrier regarding the manner in which the Company and the Company Subsidiary conduct their business or recommending changes relating thereto.

3.12 Labor Difficulties. Except to the extent set forth in Section 3.12 of the Seller’s Disclosure Letter, (a) each of the Company and the Company Subsidiary is in compliance in all material respects with all Legal Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours; (b) there is no unfair labor practice complaint against the Company or the Company Subsidiary pending or, to the Knowledge of Seller, Threatened, before the National Labor Relations Board; (c) there is no labor strike, dispute, showdown or stoppage actually pending or, to the Knowledge of Seller, Threatened against or affecting the Company or the Company Subsidiary; (d) to the Knowledge of Seller, no representation question exists respecting the employees of the Company or the Company Subsidiary; (e) no grievance which might have a Material Adverse Effect on the Company or the Company Subsidiary or the conduct of its business or any arbitration proceeding arising out of or under collective bargaining agreements is pending and to the Knowledge of Seller, no claim therefor exists; (f) there is no collective bargaining agreement binding on the Company or the Company Subsidiary; and (g) neither the Company nor the Company Subsidiary have experienced any work stoppage or other labor difficulty or attempts to organize employees by organized labor in the past five years.

3.13 Employee Benefits.

(a) Except as set forth in Section 3.13 of Seller’s Disclosure Letter, neither the Company nor the Company Subsidiary (i) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to any Plan, or (ii) have promised or are otherwise committed or required to sponsor, maintain or contribute to any Plan.

(b) No Plan is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA or is a defined benefit plan.

(c) With respect to each Plan, the Company has provided the Buyer with true, complete and correct copies of (i) each Plan, including all amendments thereto, (ii) the most recent summary plan description (if any) and all other documents pursuant to which the Plans are maintained, (iii) the two most recent annual reports (Form 5500 series) filed with the IRS (with attachments), and (iv) all IRS determination letters, rulings and opinions.

(d) With respect to each Plan which is subject to Title I of ERISA, neither the Company nor the Company Subsidiary nor to the Knowledge of Seller, of any of their Affiliates have failed to comply with any of the applicable reporting, disclosure or other requirements of ERISA and the Code. None of the Plans or any trusts relating thereto have engaged in any transaction in connection with which Seller or, to the Knowledge of Seller, any of their Affiliates or any “fiduciaries,” as such term is defined in Section 3(21) of ERISA, of any Plans or related trusts is or could be subject to either a civil penalty or other liability under ERISA, including, but not limited to, Section 502(i), Section 406 or Section 409 thereof, or a tax imposed by Section 4975 of the Code, and no event has occurred and no condition exists with respect to the Plans that would subject Seller or, to the Knowledge of Seller, any such Affiliate to any other Tax or penalty under the Code or civil penalty or other liability under ERISA or other Legal Requirements.

(e) Each Plan which is intended to meet the requirements of Section 401(a) of the Code has been (i) adopted in conformity with all Legal Requirements, (ii) is evidenced by plan documents that comply with all Legal Requirements, and (iii) has been operated since its inception in accordance with all Legal Requirements, in all material respects. With respect to each such Plan, a favorable determination letter has been received from the IRS as to its qualification under Section 401(a) of the Code (including the amendments to the Code made by the Tax Reform Act of 1986).

(f) Neither the Company nor the Company Subsidiary nor any of their Affiliates, nor any of their directors, officers, employees or any other fiduciary, have any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of the Plans.

(g) All applicable contributions for all periods ending prior to the Closing Date (including periods from the first day of the then current plan year to the Closing Date) shall be made to the Plans prior to the Closing Date, determined by using the applicable actuarial and funding assumption, if any. No Plan has any unfunded liability. All employee benefits not currently vested will be vested by the Closing.

(h) Except as otherwise required by Section 4980B of the Code or Part 6 of Title I of ERISA, there are no benefits or insurance under the Plans for current or future retirees or other former employees. General notification to employees of their rights under Code Section 4980B in the case of each Plan that is a “group health plan” as defined in Code Section 5000(b)(1) has been given in accordance with all applicable provisions of ERISA and the Code.

(i) Neither the Company nor the Company Subsidiary has any commitment, whether formal or informal, and whether legally binding or not, to create any additional Plan, policy or arrangement, or to modify any existing Plan.

(j) There is no pending, or, to the Knowledge of Seller, Threatened, Proceeding before the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or otherwise, against or involving any Plan (other than routine claims for benefits) and, to the Knowledge of Seller, there is no basis for, and Seller has no Knowledge of any facts that could give rise to any such condition or Proceeding.

(k) The consummation of the Contemplated Transactions will not, either alone or in combination with any other event expressly contemplated hereby or in the Documents, (i) entitle any current or former employee or officer of the Seller or, to the Knowledge of Seller, any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement; (ii) accelerate the time of payment or increase the amount of compensation due any such employee or officer; (iii) result in any employment-related expenses or liabilities; or (iv) otherwise give rise to a benefit that is reasonably likely to be treated as a parachute payment under Section 280G of the Code.

3.14 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.14(a) of the Seller’s Disclosure Letter, there is no pending Proceeding:

(i) that is by or against the Company or the Company Subsidiary or, to the Knowledge of Seller, by or against any third party, that relates to or may adversely affect the business of the Company or the Company Subsidiary, or any of the their assets; or

(ii) to the Knowledge of the Seller is against any employee or consultant working on behalf of the Company or any Company Subsidiary.

(iii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Seller, (1) no such Proceeding has been Threatened and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. The Proceedings listed in Section 3.14(a) of the Seller’s Disclosure Letter will not, individually or in the aggregate, have a Material Adverse Effect. For the purposes of this section, the term Material Adverse Effect means any event or series of events or circumstances which, individually or in the aggregate exceed $100,000.

(b) Except as set forth in Section 3.14(b) of Seller’s Disclosure Letter:

(i) there is no Order to which the Company or the Company Subsidiary is subject;

(ii) neither the Company nor the Company Subsidiary is subject to any Order that relates to their business or assets;

(iii) no officer, director, agent, or employee of the Company or the Company Subsidiary is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Company or the Company Subsidiary;

(iv) the Company and the Company Subsidiary are, and at all times have been, in full compliance with all of the terms and requirements of each Order to which either of the Company or the Company Subsidiary or their respective assets is or has been subject;

(v) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Company and the Company Subsidiary are subject; and

(vi) the Company and the Company Subsidiary have not received any notice or other communication (whether oral or written) from any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which they, or any of their assets, are or has been subject.

(c) Neither the Company, the Company Subsidiary or any agent or employee of the Company has engaged in any course of conduct that violates any provision of, or has engaged in any conduct that would in conjunction with similar conduct prior to the Closing result in the imposition of penalties, injunctive relief, or other sanctions on the Company under:

(i) that certain Assurance of Discontinuance Pursuant to Executive Law Section 63(15) entered into in March 2001 between and among Eliot Spitzer, Attorney General of the State of New York; Total Gas & Electric, Inc.; and Wilmer, Cutler & Pickering;

(ii) Settlement agreement with the Pennsylvania Public Utilities Commission Law Bureau Prosecutory Staff approved by the Commission on September 26, 2001 Docket.

(iii) Final Administrative consent order of the State of New Jersey Board of Public Utilities, Division of Consumer Affairs filed December 7, 2000 signed by Usher Fogel, Robinson & Cole, LLP, Spandora & Hilson, Todd Steadman and Elizabeth S. Flinger.

3.15 Legal Requirements; Governmental Authorizations.

(a) Except as set forth in Section 3.15(a) of the Seller’s Disclosure Letter:

(i) To the Knowledge of Seller, the Company and the Company Subsidiary is in compliance in all respects with all Legal Requirements, except for such instances as would not, individually or in the aggregate, have a Material Adverse Effect;

(ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by the Company and the Company Subsidiary of, or a failure on the part of the Company and the Company Subsidiary to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of the Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for such instances as would not, individually or in the aggregate, have a Material Adverse Effect; and

(iii) neither the Company nor the Company Subsidiary has received notice or other communication (whether oral or written) from any Person that would singly or in the aggregate have a Material Adverse Effect regarding (A) any actual, alleged, possible, or potential material violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Company and the Company Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(iv) Neither the Company nor the Company Subsidiary has received notice or other communication (whether oral or written) regarding any actual, possible or potential complaint of any customer to any Government Body relating to the business of the Company and the Company Subsidiary or the manner in which such business is or has been conducted.

(b) Section 3.15(b) of the Seller’s Disclosure Letter contains a complete and accurate list of each Governmental Authorization that is held by the Seller or that otherwise relates to the business of the Company and the Company Subsidiary, or to any of their assets. Each Governmental Authorization listed or required to be listed in Section 3.15(b) of the Seller’s Disclosure Letter is valid and in full force and effect. Except as set forth in Section 3.15(b) of the Seller’s Disclosure Letter, and except for such instances as would not, individually or in the aggregate, have a Material Adverse Effect:

(i) To the Knowledge of the Seller, each of the Company and the Company Subsidiary is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 3.15(b) of the Seller’s Disclosure Letter;

(ii) the Company and the Company Subsidiary have not received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization which violation or failure to comply could result in any of the actions by a Governmental Authority described in (B), or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iii) to the Knowledge of Seller, all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 3.15(b) of the Seller’s Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

For the purposes of this section, the term Material Adverse Effect means any event or series of events or circumstances which, individually or in the aggregate exceed $100,000.

3.16 Consents. Section 3.16 of the Seller’s Disclosure Letter sets forth and identifies, including the name of the party and the address, all consents, assignments, releases, waivers, and approvals required of any Person necessary to the consummation of the Contemplated Transactions by the Seller.

3.17 Personnel. Section 3.17 of the Seller’s Disclosure Letter sets forth a true and complete list of:

(a) the names and current salaries of all directors and elected and appointed officers of the Company and the Company Subsidiary;

(b) the wage rates for non-salaried and salaried non-executive by classification, the date of the last increase in compensation and scheduled salary review dates together with the Company’s current unemployment compensation rate;

(c) a list of all employees of the Company and the Company Subsidiary, including, with respect to each employee: name, address, position, date of birth, date of hire; whether such employee is union or non-union, current base rate, total 2003 compensation, time of service, geographical work location, and current basis for (and amount of) accrued vacation, sick leave or other paid time off;

(d) a list of all employees of the Company and the Company Subsidiary whose employment has terminated within the last two years, including, with respect to each employee, (i) name, (ii) date of birth, (iii) date of hire, (iv) date of termination, (v) reason for termination, (vi) any protected class to which such employee belongs; and (vii) the amount of severance paid to such employee, if any, along with whether an effective release was obtained by such employee in favor of the Company and Company Subsidiary;

(e) a list of all employees of the Company or Company Subsidiary who are currently out on disability leave, together with details regarding the length and nature of the disability, payments to which the employee is entitled and/or receiving under any disability policy or Plan; and the employee’s expected date of return to work;

(f) a list of all outstanding cash advances or loans to current or former employees of the Company or the Company Subsidiary;

(g) a list of all employees who participate in any Plan and who are not fully vested in any benefit under any such Plan, together with the date(s) on which any such vesting is scheduled to occur; and

(h) a list of all contractors paid by the hour who worked more than 500 hours for the Company and the Company Subsidiary in 2003 and the amounts paid and payable to each.

3.18 Taxes. Except as set forth in Section 3.18 of the Seller’s Disclosure Letter,

(a) Each of the Company and the Company Subsidiary (i) has timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authority or taxing authority all Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects, and (ii) has fully and timely paid in full (or has been paid in full on its behalf) all Taxes due and payable or claimed or asserted by any Governmental Authority or taxing authority to be due from or with respect to it.

(b) Each of the Company and the Company Subsidiary has paid (or there has been payment on its behalf), or where payment is not yet due, has established (or has had established on its behalf) an adequate accrual in accordance with GAAP for the payment of, all Taxes for all periods ending through the date hereof. Each of the Company and the Company Subsidiary has established adequate reserves in accordance with GAAP for such Taxes for which payment is not yet due.

(c) There are no Encumbrances for Taxes upon the outstanding stock of or any property or assets of the Company or the Company Subsidiary, except for Encumbrances for Taxes not yet due and for which adequate reserves have been established in accordance with GAAP.

(d) No Federal, state, local or foreign Audits are pending with regard to any Taxes or Tax Returns of the Company or the Company Subsidiary and, to the Knowledge of Seller, no Audit is Threatened.

(e) No Governmental Authority has made any adjustments to the amount of Taxes owed by each of the Company and the Company Subsidiary which have not been resolved and fully paid..

(f) There are no outstanding requests, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or the Company Subsidiary, and no power of attorney granted by the Company or the Company Subsidiary with respect to any Taxes is currently in force.

(g) Neither the Company nor the Company Subsidiary has been a member of an “affiliated group” (within the meaning of the Code) filing a consolidated Federal tax return (other than a group the common parent of which is the Seller’s indirect parent, Star/Petro Inc.) or (ii) has any liability for any Tax of any Person other than under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by contract or otherwise.

(h) There is no Contract or Plan covering any Person that, individually or collectively, would give rise to the payment of any amount that would not be deductible by the Company or the Company Subsidiary by reason of sections 280G or 162(m) of the Code.

(i) Neither the Company nor the Company Subsidiary has a permanent establishment in any foreign country.

(j) Neither the Company nor the Company Subsidiary is a real property holding corporation within the meaning of Section 897 of the Code.

(k) Neither the Company nor the Company Subsidiary has filed a consent pursuant to Section 341 of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of any asset or liability owned by it.

(l) The Company and the Company Subsidiary are not, and never have been treated as S corporations within the meaning of Section 1361(a) of the Code, and the Company and the Company Subsidiary are not and never have been an S corporation within the meaning of any other laws comparable to Section 1361(a) of the Code.

(m) Neither the Company nor the Company Subsidiary is liable for any Tax under Section 1374 of the Code for any taxable year ending prior to the Closing Date. Neither the Company nor the Company Subsidiary has acquired the stock of any corporation which is a qualified subchapter S subsidiary.

(n) Neither the Company nor the Company Subsidiary is a party to any tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payment after the Closing Date.

(o) Each of the Company and the Company Subsidiary has withheld all required amounts from its employees, agents, contractors, nonresidents, creditors, stockholders and third parties and remitted such amounts to the proper authorities, paid all employer contributions and premiums, and filed all Tax Returns with respect to employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code, or any prior provision of the Code and other applicable laws.

(p) To the knowledge of Seller, there are no proposed reassessments of any property owned by each of the Company and the Company Subsidiary.

(q) Neither the Company nor the Company Subsidiary has been at any time a member of an entity treated as a partnership for tax purposes, a joint venture or a holder of a beneficial interest in any trust.

(r) None of the assets of the Company and the Company Subsidiary (i) is tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) directly or indirectly secures any debt, the interest on which is exempt under Section 103(a) of the Code, or (iii) is property that is required to be treated as being owned by any Person (other than the Company and the Company Subsidiary as the case may be) under the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, and in effect immediately before the Tax Reform Act of 1986.

(s) All transfer Taxes payable in connection with this Agreement, the transactions contemplated by this Agreement or the documents giving effect to such transactions will be the responsibility equally of, and will be paid equally by, Seller and Buyer.

(t) Seller is obligated to comply with any and all bulk sales laws or regulations with respect to Taxes of each of the Company and the Company Subsidiary, including any and all filing obligations and the receipt of bulk sales tax clearance certificates from any Governmental Entity or taxing authority. Seller shall provide Buyer with a copy of all bulk sales tax filings and tax certificates with respect to Taxes of the Company and the Company Subsidiary. In the event that any applicable jurisdiction does not impose any bulk sales laws or regulations with respect to Taxes (including any filing requirements), Seller shall provide Buyer with evidence satisfactory to Buyer that such jurisdiction does not have any bulk sales laws or regulations with respect to Taxes. Any Damages that Buyer incurs for Seller’s noncompliance with these provisions shall give rise to a claim for indemnification.

For the purposes of this section, the term Material Adverse Effect means any event or series of events or circumstances which, individually or in the aggregate exceed $100,000.

3.19 Environmental Matters. The Company is presently in compliance with all environmental or health and safety-related laws, regulations, rules, ordinances, or bylaws at the federal, state or local level, whether existing as of the date hereof or previous thereto and applicable to the business of the Company and any facilities and operations thereof.

3.20 Inventory. All inventory of the Company and the Company Subsidiary, whether or not reflected on the 2003 Balance Sheet consists of a quality and quantity usable and salable in the Ordinary Course of Business.

3.21 Complete Disclosure. No representation or warranty made by Seller in this agreement, and no exhibit or schedule furnished to Buyer by or on behalf of Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein and therein not misleading.

3.22 Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, SELLER

DOES NOT MAKE ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING SELLER, THE COMPANY AND THE COMPANY SUBSIDIARY AND THEIR BUSINESSES, ASSETS, OR LIABILITIES INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents, warrants, and covenants to Seller as follows:

4.1 Buyer Organization; Etc. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.

4.2 Authorization; Etc. Buyer has full corporate power and authority to enter into this Agreement and to carry out the Contemplated Transactions. This Agreement has been duly executed and delivered and is a valid and binding agreement of Buyer enforceable in accordance with its terms except as (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will violate any provisions of the certificate of incorporation or bylaws or other organizational document of Buyer, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under or result in the termination of, or accelerate the performance required by, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any security interest, lien or other encumbrance upon any properties or assets of Buyer, under any agreement or commitment to which Buyer is a party or by which Buyer is bound, or violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

4.4 Proceedings.

(a) There is no pending Proceeding:

(i) that is by or against the Buyer or any subsidiary of the Buyer or, to the Knowledge of Buyer, by or against any third party, that relates to or may materially adversely affect the business of the Buyer or any subsidiary of the Buyer, or any of the their assets; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Buyer, (1) no such Proceeding has been Threatened and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

ARTICLE 5

COVENANTS OF BUYER AND SELLER

The Buyer and Seller hereby covenant and agree, as applicable, as follows:

5.1 Access. The Seller shall cause the Company to afford to Buyer, its counsel, accountants and other representatives, reasonable access during normal business hours to the plants, offices, warehouses, properties, books and records of the Company and the Company Subsidiary in order that Buyer may have full opportunity to make such investigations as it shall desire to make of their business; and they will cause its officers and accountants to furnish such additional financial and operating data and other information as Buyer shall from time to time reasonably request; provided, however, that any such investigation shall be conducted in such a manner as not to interfere with the operation of their business. Buyer’s independent investigation of such business shall not relieve, release, or otherwise constitute a waiver of Seller’s liability and obligations to Buyer for breach of warranties and representations of this Agreement and to make true and complete disclosure to Buyer. Seller hereby waives and releases any claim that Buyer knew or should have known any fact as a result of such independent investigation, except where Buyer has admitted to such Knowledge in writing. The confidentiality provisions of the Confidentiality and Non-Disclosure Agreement dated October 21 (the “Letter of Intent”) between the parties shall apply to all disclosures made by Seller after the execution of this Agreement.

5.2 No Solicitation. As consideration for Buyer’s conducting due diligence, Seller hereby agrees that prior to Closing, it will not directly solicit, provide assistance or cooperation or hold discussions or negotiations with any Person other than Buyer having any interest in or proposing a transaction regarding the Company or the Company Subsidiary, or consider any expression of interest by such Person relating to the sale or exchange of the capital stock of the Seller, or to merge with the Company.

5.3 Tax Election. Seller and Buyer will jointly make an election under Section 338(h)(10) of the Code prior to the Closing Date with respect to the Company and the Company Subsidiary and any election under state law or local law comparable to the election under Section 338(g) of the Code or Section 338(h)(10) of the Code. Buyer and Seller will allocate the Purchase Price as set forth on Exhibit 5.3. Buyer and Seller agree to timely and consistently file IRS Form 8023 and any applicable state and local forms in connection with such election.

5.4 Affiliate Debt. All indebtedness to or from the Company and any Affiliate will be paid in full prior to the Closing.

5.5 Post-Closing. To the extent that either party receives after the Closing Date communications, documentation or payments that, but for manifest error, would be due to the other party, the receiving party shall promptly but in no event later than two business days after receipt forward to the other such communications or documents or transmit in immediately available funds the amount of such payments in accordance with the wire instructions attached as Exhibit 3.2.1.

5.6 Name Change. Following the Closing, the Seller will cause any Affiliate whose name includes the word “Total” to amend its Organization Documents to delete such words.

5.7 Covenant to Satisfy Conditions. Each of the Seller on the one hand and the Buyer on the other hand agrees to use commercially reasonable efforts to obtain all consents to execute all documents and to take such further actions as may be necessary to satisfy the conditions precedent to the obligations of the other.

5.8 Collection of Accounts Receivable. For a period of 12 months following the Closing, Buyer will cause the Company to assist in the collection of certain accounts receivable owned by a subsidiary of Star Gas Partners, LP representing amounts due from former customers of the Company, which assistance shall be consistent with the support presently provided by the Company such as access to its accounting system and hard copies of customer records, and as necessary, conversations with customers, utilities and regulators. For its services hereunder, the Seller shall pay to the Buyer an amount equal to 5% of all amounts paid by such former Customers, in each case within 30 days after amounts are received by Seller.

5.9 Visits to Customers. The Company shall permit the Buyer’s representatives to visit and meet with executive personnel of suppliers, major customers and others doing business with the Company of the Company and the Company Subsidiary to be selected by Buyer with the reasonable approval of the Seller following the singing of this Agreement.

ARTICLE 6

CONDITIONS TO OBLIGATIONS OF SELLER

Each and every obligation of Seller to consummate the transactions contemplated by this Agreement or to be performed on or before the Closing shall be subject to satisfaction, on or before the Closing, of each of the following conditions, unless waived in writing by Seller:

6.1 Representations and Warranties True. The representations and warranties of Buyer contained herein shall be in all material respects true and accurate as of the date when made and at and as of the Closing as though such representations and warranties were made at and as of such date, except for changes expressly permitted or contemplated by the terms of this Agreement.

6.2 Performance. Buyer shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

6.3 No Proceeding. No Proceeding shall have been instituted or Threatened which questions the validity or legality of any of the Contemplated Transactions.

6.4 Certificates. Buyer shall have furnished Seller with such certificates of its officers and others to evidence compliance with the conditions set forth in this Article VI as may be reasonably requested by Seller, including a certificate (signed by an officer of Buyer) to the effect that all representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date, and Buyer shall have performed in all material respects all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

6.5 Legal Opinion. Buyers shall have delivered to Seller an opinion of Buyers’ counsel substantially in the form of Exhibit 6.5.

6.6 Consents. All permits, waivers, releases, approvals and consents necessary for the consummation of the Contemplated Transactions and for the operation of the business by Buyer, shall have been obtained.

6.7 Finders and Investment Bankers. Buyer has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereunder.

6.8 Availability of Funding. Buyer has sufficient funds available to it or has received binding written commitments from third parties to provide sufficient funds to pay the Final Purchase Price and to enable Buyer to timely perform all of its obligations under this Agreement. Buyer has delivered to Seller evidence of the availability of such sufficient funds.

6.9 Release of Liens. The Seller and its Affiliates shall be released from those guarantees relating to the obligations of the Company and the Company Subsidiary set forth on Exhibit 6.9.

6.10 Release of Liens. The Liens under the Credit Documents relating to the assets of the Company and the Company Subsidiary shall be released, the guarantees by the Company and the Company Subsidiary of Petroleum Heat and Power Co., Inc.’s obligations under the Credit Documents shall be terminated and the stock certificates and stock powers of the Company and the Company Subsidiary pledged as collateral under the Credit Documents shall be delivered to the Buyer.

ARTICLE 7

CONDITIONS TO OBLIGATIONS OF BUYER

Each and every obligation of Buyer to consummate the transactions contemplated by this Agreement or to be performed on or before the Closing shall be subject to the satisfaction, on or before the Closing, of each of the following conditions, unless waived in writing by Buyer:

7.1 Representations and Warranties True. The representations and warranties of Seller contained herein and in the Seller’s Disclosure Letter shall be in all material respects true, complete and accurate as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such date, except for changes expressly permitted or contemplated by the terms of this Agreement.

7.2 Performance. Seller shall have performed and complied with all agreements, obligations, conditions and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing.

7.3 No Proceeding. No Proceeding shall have been instituted or Threatened which questions the validity or legality of any of the Contemplated Transactions.

7.4 Material Change. From the date of the 2003 Balance Sheet to the Closing Date, the Seller shall not have suffered any Material Adverse Effect. For the purposes of this section, the term Material Adverse Effect means any events or series of events or circumstances which, individually or in the aggregate exceed $500,000.

7.5 Consents Obtained. All permits, waivers, releases, approvals and consents necessary for the consummation of the Contemplated Transactions and for the operation of the business by Buyer, shall have been obtained.

7.6 Certificates. Seller shall have furnished Buyer with such certificates of its officers and others to evidence compliance with the conditions set forth in this Article VII as may be reasonably requested by Buyer, including a certificate (signed by officers of Seller) to the effect that all representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date, and Seller shall have performed in all material respects all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

7.7 Opinion of Seller’s Counsel. Seller shall have delivered to Buyer an opinion of Seller’s counsel dated the Closing Date in substantially the form of Exhibit 7.7.

7.8 Corporate Documents. Buyer shall have received from Seller certificates of existence and good standing of the Seller from the State of Florida and similar certificates from the jurisdiction of incorporation of the Company Subsidiary and certificate of good standing of the Company in the states of Maryland, New Jersey, Pennsylvania and New York, in each case dated not more than 10 days prior to the Closing.

7.9 Preferred Stock. Seller shall have retired all of its outstanding Series A and Series B preferred stock and shall have filed a Certificate of Amendment to the Company’s Certificate of Incorporation to remove all references to such preferred stock.

7.10 Release of Liens. The Liens under the Credit Documents relating to the assets of the Company and the Company Subsidiary shall be released, the guarantees by the Company and the Company Subsidiary of Petroleum Heat and Power Co., Inc.’s obligations under the Credit Documents shall be terminated and the stock certificates and stock powers of the Company and the Company Subsidiary pledged as collateral under the Credit Documents shall be delivered to the Buyer.

ARTICLE 8

CONDUCT OF THE BUSINESS

OF THE COMPANY PENDING CLOSING AND RISK OF LOSS

From the date hereof to the Closing Date, and except as otherwise expressly consented to or approved by Buyer in writing:

8.1 Regular Course of Business. Seller shall cause the Company to carry on its business in the ordinary course consistent with past practice and shall not engage in any transaction or activity, and shall not enter into any agreement or make any commitment or take any action, inconsistent with this Agreement.

8.2 Organization. The Company and the Company Subsidiary shall use their best efforts to preserve their corporate existence and business organization intact, to maintain employment relationships with their respective officers and key employees, and to preserve for their relationships with licensors, suppliers, distributors, customers and others having business relations with it.

8.3 Certain Changes. Neither the Company nor the Company Subsidiary shall:

(a) Borrow or agree to borrow any funds or incur, or assume or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability (absolute or contingent), except current obligations and liabilities incurred in the Ordinary Course of Business and consistent with past practice;

(b) Permit or allow any of their property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien or encumbrance, except for those of a kind permitted under Section 3.7 hereof;

(c) Dispose of or permit to lapse any rights, contract, licenses, permits or any other rights for or to the use of any Intellectual Property or dispose of or disclose to any Person, other than an employee in the Ordinary Course of Business and consistent with past practices, any trade secret, formula, process or know-how not theretofore a matter of public Knowledge;

(d) Take any action with respect to the grant of any increase in the compensation of officers, directors or employees, grant any bonus, severance or termination pay (including such benefits pursuant to any pension, profit sharing, stock option or other Plan or commitment) or any increase in the compensation or fringe benefits payable or to become payable to any officer or employee to, or implement or otherwise modify or amend any employee retirement or benefit Plan or program, collective bargaining agreement, employment policy or practice except as permitted by this Agreement;

(e) Amend its articles of incorporation or bylaws or make any distributions on or with respect to its capital stock, except that Seller shall cause the Company to amend its articles of incorporation as set forth in the Certificate of Amendment attached as Exhibit 8.3 prior to Closing;

(f) Cancel or waive any claims or rights of value to the Company or the Company Subsidiary;

(g) Make in the aggregate capital expenditures and commitments in excess of $50,000 for additions to property, plant or equipment without the prior written approval of Buyer;

(h) Fail to maintain Assets in substantially their state of repair as of the date of this Agreement except normal wear and tear or fail to replace consistent with past practice and in accordance with the terms of this Agreement inoperable, worn-out or destroyed assets; or

(i) Commit to or commence any public relations, advertising or brand marketing program.

8.4 Contracts. Except in instances when Buyer has given its written consent, no Applicable Contract will be entered into, extended, materially modified, terminated or renewed except in the Ordinary Course of Business and no purchase of raw material or supplies and no sale of assets will be made, by or on behalf of the Company or any Company Subsidiary, except (a) normal contracts or commitments for the purchase of, and normal purchases of, gas or electricity, made in the Ordinary Course of Business; (b) normal contracts or commitments for the sale of, and normal sales of, inventory in the Ordinary Course of Business; and (c) other contracts, commitments, purchases or sales in the Ordinary Course of Business not in excess of $50,000 in the aggregate.

8.5 Insurance of Property. Through the Closing Date, each of the Company and the Company Subsidiary shall maintain in full force and effect each of the insurance policies listed in Section 3.11(a) of the Seller’s Disclosure Letter. After the Closing Date, such policies shall cease to be effective with respect to the Company and the Company Subsidiary.

8.6 No Default. Each of the Company and the Company Subsidiary shall not act or omit to do any act, or permit any act or omission to act, which will cause a breach of any Material Contract or which would cause the material breach of any representation, warranty, or covenant made pursuant to this Agreement.

8.7 Compliance With Laws. The Company and the Company Subsidiary shall duly comply with all Legal Requirements applicable to their properties, operations, business and employees.

8.8 Tax Returns. The Company and the Company Subsidiary shall prepare and file (or cause to be filed on their behalf) all Tax Returns required to be filed by them prior to closing and to pay (or cause to be paid on their behalf) all Taxes when due. Such Tax Returns shall be true, correct and complete in all respects.

ARTICLE 9

SURVIVAL OF REPRESENTATIONS

AND WARRANTIES; INDEMNIFICATION

9.1 Survival of Representations and Warranties. All statements contained in the Seller’s Disclosure Letter or in any certificate, schedule, exhibit or instrument of conveyance delivered by or on behalf of the parties pursuant to this Agreement shall be deemed to be representations and warranties by the parties hereunder. The representations, warranties, covenants and agreements of Buyer and Seller contained herein shall survive the consummation of the Contemplated Transactions and the Closing Date, without regard to any investigation made by any of the parties hereto. All such representations and warranties and all claims and causes of action with respect thereto shall terminate on January 31, 2005 provided, however, that the representations and warranties made pursuant to Sections 3.1, 3.2, 3.4, 3.7, 3.14(c), 3.17, 3.18, 3.22, 4.1, 4.2 and 4.3 shall survive until the expiration of applicable statutes of limitation. The termination of the representations and warranties provided herein shall not affect the rights of a party in respect of any Claim (as hereinafter defined) made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein.

9.2 Indemnifications. The Seller shall indemnify and save and hold harmless Buyer, its affiliates and subsidiaries, and their respective representatives, from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation, made by Seller in or pursuant to this Agreement; (ii) any breach of any covenant or agreement made by Seller in or pursuant to this Agreement; (iii) the termination of any employee welfare or benefit Plan maintained by or on behalf of Seller or any ERISA Affiliate for the benefit of the employees of the Company or the Company Subsidiary; (iv) any claim that the use by the Company and the Company Subsidiary of the names “Total Gas & Electric” or “TG&E” in the same manner they presently use such name and in the same marketing areas they presently sell to Customers infringes the rights of a third party; (v) any claim arising because of lack of appropriate change of control approval from FERC; (vi) any claim arising out of the pending gross receipts dispute in New York or any other Tax matter in the State of New York or (vii) any claim against Buyer or the Company arising out of or relating to the Undisclosed Liabilities. Notwithstanding the foregoing, except with respect to Taxes, Buyer may not seek indemnification against the Seller until the aggregate of all claims for indemnification exceeds $100,000, in which event indemnification will apply only to Claims in excess of $100,000. No monetary limitations of any kind whatsoever shall apply to any obligation of Seller to indemnify Buyer for Taxes. Any Claim relating to the Undisclosed Liabilities must be asserted prior to April 1, 2009. Any Claim relating to matters arising under Section 9.2 (iv), (v) or (vi) (including claims which also fall within Section 9.2(vii)), shall survive until the expiration of the applicable statute of limitations.

Seller’s obligation to indemnify Buyer and Buyer’s obligation to indemnify Seller, shall not limit any other rights, including without limitation rights of contribution which either party may have under statute or common law.

(a) By Buyer. Buyer shall indemnify and save and hold harmless the Individual Seller from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation, made by Buyer in or pursuant to this Agreement and (ii) any breach of any covenant or agreement made by Buyer in or pursuant to this Agreement.

(b) Cooperation. The indemnified party shall cooperate in all reasonable respects with the indemnifying party and its attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(c) Defense of Claims. If a claim for Damages (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 9.2. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within ten (10) calendar days after the service or the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action, then the indemnifying party shall be entitled, if it so elects, (i) to take control of the defense and investigation of such lawsuit or action; (ii) to employ and engage attorneys of its own choice to handle and defend the same, at the indemnifying party’s cost, risk, and expense unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party; and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld. If the indemnifying party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Claim Notice, the indemnified party against which such Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the indemnifying party; provided, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. In the event the indemnified party assumes the defense of the Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. The indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 9.2 for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless an indemnified party from and against any Damages by reason of such settlement or judgment.

(d) At any time prior to the Closing, Seller may disclose facts or circumstances to the Buyer which were not known to Ami Trauber or Richard Ambury at the time of signing of this Agreement, and if the Closing occurs, neither the Buyer nor the Company shall have the right to seek indemnification for Damages arising out of or relating to such disclosed facts or circumstances.

(e) Seller’s obligation to indemnify Buyer and Buyer’s obligation to indemnify Seller shall constitute the exclusive remedy for Seller against Buyer for any Claim arising under this Agreement after the Closing, except for fraud by Buyer, and shall constitute the exclusive remedy for Buyer against Seller for any Claim arising under this Agreement after the Closing, except for fraud by Seller.

9.3 Limitation on Damages. Any provision herein to the contrary notwithstanding, except with respect to Taxes and the indemnity under Section 9.2 (iv) and (v), the total liability of the Seller to Buyer under this Article 9 shall be limited to $5,000,000.

ARTICLE 10

TERMINATION AND ABANDONMENT

10.1 Methods of Termination. The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

(a) By mutual written consent of Buyer and Seller; or

(b) By Buyer on or after March 31, 2004, if any of the conditions provided for in Article VII of this Agreement shall not have been met or waived in writing by Buyer prior to such date; or

(c) By Seller on or after March 31, 2004, if any of the conditions provided for in Article VI of this Agreement shall not have been met or waived in writing by Seller prior to such date.

Notwithstanding the foregoing, either party may request an adjournment of the Closing of up to 30 days to accomplish the fulfillment of any condition to the obligations of the parties hereunder provided that the party requesting such adjournment shall diligently, continuously and with all commercially reasonable efforts attempt to accomplish such fulfillment.

10.2 Procedure Upon Termination. In the event of termination and abandonment by Buyer or Seller, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated and/or abandoned, without further action by Buyer or by Seller. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

(a) Each party will redeliver all documents, work papers and other material of any other party relating to the Contemplated Transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same;

(b) All confidential information received by any party hereto with respect to the business of any other party or its Subsidiaries shall be treated in accordance with the confidentiality provisions of the Letter of Intent.

ARTICLE 11

TAX MATTERS

11.1 Tax Sharing Agreements. Any tax sharing agreement between Seller and any of Company and its Company Subsidiary is terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

11.2 Tax Indemnity. Seller will indemnify, defend and hold the Buyer harmless from and against (i) any liability for Taxes of the Company and the Company Subsidiary for any taxable period that ends on or before the Closing Date and the portion of any Taxes for any straddle period that Seller is obligated to pay pursuant to Section 11.3, (ii) any liability (as a result of Treasury Regulation Section 1.1502-6 or otherwise) for Taxes of Seller or any other Person (other than the Company and the Company Subsidiary) which is or has ever been affiliated with the Company and/or the Company Subsidiary, or with whom the Company and/or the Company Subsidiary otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Tax Return, on or prior to the Closing, (iii) any liability for Taxes as a result of any breach of any of the representations and warranties in Section 3.18 or any covenants in this Agreement with respect to Taxes, (iv) any liability for Taxes attributable to a timely and properly made election by Buyer under Section 338(h)(10) of the Code or under state or local law comparable to the election under Section 338(g) of the Code or Section 338(h)(10) of the Code which is made in accordance with the provisions of Section 5.4 (v) any liability for Taxes, including Transfer Taxes, imposed as a result of any transaction of Seller, the Company, the Company Subsidiary or otherwise imposed on the Company and/or the Company Subsidiary that occurs on or before the Closing Date, (vi) any liability for Taxes as a result of transferee or successor liability, and (vii) any liability for Taxes resulting from noncompliance with any bulk sales laws or regulations. It is understood that this indemnification shall not apply to any taxes to the extent of any amount reflected in the Closing Working Capital Calculation.

11.3 Tax Returns for Periods Through the Closing Date. (i) Seller shall include the income of Company and Company Subsidiary (including any deferred items triggered into income by Reg. §1.1502.13 and any excess loss account taken into income under Reg. §1.1502.19) on (A) its consolidated Federal Income Tax Returns for all periods through the end of the Closing Date and (B) all other consolidated, combined, or unitary Tax Returns of Seller for all taxable periods including (or the taxable portion of any taxable year period ending on or before) the Closing Date and pay all Taxes attributable to such income. The income of the Company and the Company Subsidiary shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company and the

Company Subsidiary as of the end of the Closing Date. Seller will pay all Taxes attributable to income of the Company and the Company Subsidiary that are apportioned to any day up to and including the Closing Date; (ii) With respect to all other Taxes, Seller and Buyer will, unless prohibited by applicable law, close the taxable period of the Company and the Company Subsidiary as of the close of the Closing Date, Seller will pay all Taxes of the Company and the Company Subsidiary for the taxable period deemed to end on the Closing Date. Neither Seller nor Buyer shall take any position inconsistent with the preceding sentence on any Tax Return unless otherwise required by applicable law. In any case where applicable law does not permit the Company and the Company Subsidiary to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not begin or end on that day), then Taxes, if any, attributable to the taxable period of the Company and the Company Subsidiary beginning before and ending after the Closing Date shall be allocated to Seller for the period up to and including the Closing Date, and to Buyer for the period subsequent to the Closing Date. Seller will pay or accrue in accordance with GAAP all Taxes for the period up to and including the Closing Date. Seller shall pay Taxes allocable for the period up to and including the Closing Date. Any allocation of income or deductions required to determine any Taxes attributable to any period beginning before and ending after the Closing Date shall be made by means of a closing of the books and records of the Company and the Company Subsidiary as of the close of the Closing Date. Buyer shall provide Seller with a schedule showing the computation of such allocation at least 30 days prior to the due date for filing a Tax Return which includes the Closing Date. Seller shall have the right to review such schedule, and Buyer and Seller shall attempt in good faith mutually to resolve any disagreements regarding the determination of such allocation. Any amount owing from Seller under this Article XI shall be paid to Buyer no later than five (5) days prior to the filing of the underlying Tax Return.

11.4 Audits.

(a) Seller shall have the sole right to represent the interests of the Company and the Company Subsidiary in any Tax Audit or administrative or court proceeding relating to taxable periods of the Company and the Company Subsidiary which end on or before the Closing Date and to employ counsel of its choice at its expense; provided, that Seller shall not settle any such audit in a manner which would materially adversely affect the Company and the Company Subsidiary for Taxable periods after the Closing Date without the written consent of Buyer (which consent shall not be unreasonably withheld).

(i) Seller and Buyer jointly shall represent the interests of the Company and the Company Subsidiary in any Tax Audit or Proceeding relating to any taxable period of the Company or the Company Subsidiary that includes (but does not begin or end on) the Closing Date and Buyer shall represent the interests of the Company and the Company Subsidiary for any taxable period of the Company or the Company Subsidiary that begins after the Closing Date. All costs, fees and expenses paid to third parties in the course of such proceeding shall be borne by Seller and Buyer in the same ratio as the ratio in which, pursuant to the terms of this Agreement, Seller and Buyer would share the responsibility for payment of the Taxes asserted by the taxing authority in such claim or assessment if such claim or assessment were sustained in its entirety.

(b) Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the New York transfer tax on conveyances of interests in real property) shall be borne by Buyer and Seller equally. Seller shall file, to the extent required by, or permissible under, applicable law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Buyer and Seller shall each use commercially reasonable efforts to provide cooperation and assistance (including documents and information) in order to minimize the amount of applicable transfer taxes to the extent permitted by law.

11.5 Tax Treatment of Indemnity Payments. Any indemnity payments made under this Agreement shall be treated by the parties hereto for federal, state and local income tax purposes (whether foreign or domestic) as a non-taxable reimbursement or purchase price adjustment, except to the extent that a contrary treatment is required by law. If any indemnity payments under this Agreement are not treated as a non-taxable reimbursement or purchase price adjustment, the Buyer or the Seller, as the case may be, shall make any indemnity payments under this Agreement on an after-tax basis such that the amount of such indemnity payment shall be increased to take into account any Taxes imposed on the Buyer or the Seller, as applicable, as a result of such receipt of such indemnity payment, and taking into account any Tax savings resulting from such indemnity payment.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented by written agreement of the Buyer and the Seller any time prior to the Closing with respect to any terms contained herein.

12.2 Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

12.3 Waiver of Compliance. Any failure of Seller on the one hand, or Buyer, on the other, to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the President or Chief Executive Officer of Buyer or Seller, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

12.4 Expenses, Etc. Each party shall pay its own expenses (including but not limited to travel, legal counsel, accounting and consultants) incurred in connection with the Contemplated Transactions.

12.5 Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person or if sent by telecopier and also as provided in clause (b), or (b) two days after mailing, if sent by Federal Express or other similar overnight delivery service, or (c) three days after mailing if mailed from within the continental United States by registered or certified mail, return receipt requested, to the party entitled to receive the same, at the address provided in this Section.

Any party hereto may change its address by giving notice to the other stating its new address, all in the manner provided herein. Such newly designated address shall thereafter be such party’s address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

(a)	If to Seller, to:

Petro, Inc.

2187 Atlantic Street

Stamford, CT 06904

Tel: 203-325-5400

Fax: 203-328-7393

with a copy to:

Phillips Nizer LLP

666 Fifth Avenue

New York, New York 10103

Attn: Alan Shapiro, Esq.

Tel: 212-841-0534

Fax: 212-262-5152

(b)	If to Buyer, to:

MxEnergy Inc.

Attn: Chief Financial Officer

Tel: 203-356-1318

Fax: 203-425-9562

12.6 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

12.7 Publicity. Prior to the Closing Date, neither of the parties hereto shall make or issue, or cause to be made or issued, any announcement or written statement concerning this Agreement or the Contemplated Transactions for dissemination to the general public without the prior consent of the other party. This provision shall not apply, however, to any announcement or written statement required to be made by law or the regulations of any federal or state governmental agency, except that the party required to make such announcement shall, whenever practicable, consult with the other party concerning the timing and content of such announcement before such announcement is made.

12.8 Governing Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine.

12.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.10 Headings. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

12.11 Termination at Closing of Insurance and Benefit Plans. The employees of the Company are participants in a 401(k) plan, a health benefit plan and other employee benefit plans which are maintained by an affiliate of the Seller (all of which plans are Plans, as defined in this Agreement and subject to Seller’s representations, warranties and covenants contained in Section 3.13 hereto) Seller shall effect the termination of the participation of the employees of the Company in all such Plans on the Closing Date and their full vesting thereunder. Seller shall provide promptly written notice to all of such employees of Seller’s termination of such employees’ participation in such Plans. Such employees shall be eligible for participation in Buyer’s 401(k) plan, health benefit plan and other employee benefit plans, subject to all applicable eligibility requirements contained in such plans and after relevant waiting periods (if any); however, such employees will receive credit for participation and vesting for service with the Company.

12.12 Entire Agreement. This Agreement, including the Exhibits and Seller’s Disclosure Letter hereto, and all documents required to be delivered thereto and the other documents and certificates delivered pursuant to the terms hereof, set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior negotiations, understandings, discussions, agreements (other than the confidentiality provisions of the Letter of Intent), promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto whether written or oral.

12.13 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be affixed hereto, all as of the day and year first above written.

SELLER:

PETRO, INC.

By:	/s/ Ami A. Trauber

BUYER:

MxENERGY INC.

By:	/s/ Jeffrey A. Mayer

Section 2.3(c)